FMC Corporation
FMC Tower at Cira Centre South
2929 Walnut Street
Philadelphia, PA 19104
USA
215.299.6668
fmc.com

July 11, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attn: John Cash, Accounting Branch Chief

Re:    FMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Definitive Proxy Statement on Schedule 14A
File No. 1-2376___________________________________________

Dear Mr. Cash:

We are in receipt of your letter dated July 6, 2016 that supplies comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings. Due to key personnel being out of the office and the upcoming quarter-end close requirements associated with the filing of the Form 10-Q, we will be unable to supply our responses back to you within ten business days. We plan to provide our responses to you by August 5, 2016.

Please do not hesitate to contact me at 215-299-6112 if you should have any questions or comments.

Very truly yours,

/s/ Paul W. Graves

Paul W. Graves
Executive Vice President and Chief Financial Officer

Cc: Nick Pfeiffer     FMC Corporation, Vice President, Corporate Controller and Chief Accounting Officer
Andrea Utecht    FMC Corporation, Executive Vice President and General Counsel
John Walker    KPMG LLP, Partner
Robert Friedel    Pepper Hamilton LLP, Partner